May 1, 2006

Via EDGAR Paul Cline Senior Accountant United States Securities and Exchange Commission Washington, D.C. 20549

Re:      National Rural Utilities Cooperative Finance Corporation
            Form 10-K/A for Fiscal Year Ended May 31, 2005
            Forms 10-Q/A for Fiscal Quarters Ended
            August 31, 2005, November 30, 2005
            Filed January 19, 2006

            File No. 00-07102

Dear Mr. Cline:

This letter responds to your comment letter dated April 13, 2006 in connection with the above-referenced filings. In preparing this response, we have repeated each comment, and included the National Rural Utilities Cooperative Finance Corporation (CFC) response below the comment.

1. Please review your Volume Rate Variance Analysis Table here and on page 14 to present changes due to rate and volume by the loan categories presented on page 62, or revise to disclose why you believe this presentation is more meaningful to investors.

CFC Response: CFC presents a breakout in the Volume Rate Variance (VRV) table based on its three business segments. CFC has one product (loans), which are made to the three different types of borrowers which comprise the three respective business segments. CFC's management analyzes its results at the segment level rather than at the loan program level, and CFC believes that the holders of its public securities do so as well. Also, with respect to the referenced loan categories, CFC does not believe such information would be helpful to the reader, since CFC allows its borrowers the ability to convert long-term loans from a fixed rate to a variable rate and from a variable rate to a fixed rate at any time. Thus the change reported due to volume would not be due solely to new loan advances or loan repayments, but also to the choice of borrowers to convert from a fixed rate to a variable rate or from a variable rate to a fixed rate. In addition, any market trend that might be suggested by volume in one type of category versus another would be misleading since the borrowers can change their loan terms from fixed to variable, or variable to fixed. Line of credit loans may be prepaid at any time by a borrower with the proceeds from a new long-term loan, which again could represent a distortion to changes in volume.

2. In light of your restatement, and considering the significance of derivatives to your overall results of operations, please tell us how you concluded that disclosure controls and procedures were effective at the end of the period covered by the annual report.

CFC Response: CFC performed an evaluation of its disclosure controls prior to the filing of the amended Form 10-K and Form 10-Q on January 19, 2006. CFC determined that its disclosure controls, as adjusted for changes resulting from the error identified in recording the amortization of the SFAS 133 transition adjustment, were effective.

3. Please revise the face of the statements or in a footnote to the financial statements to separately present each component of your cost of funds.

CFC Response: CFC will add a footnote to its financial statements beginning with the May 31, 2006 Form 10-K to provide detail on the items that are included in the cost of funds line in the consolidated statement of operations. The cost of funds is primarily composed of interest expense for its debt, but also includes the amortization of debt issuance costs and discounts, the gain or loss related to cash settlements on derivatives that qualify for hedge accounting, a small amount of arbitrage income on excess funding that is invested for short-term periods and the amortization of fees related to the revolving credit agreements.

4. In your disclosures you state that funding costs relating to the foreclosed assets is reported in the cost of funds in the consolidated and combined statements of operations. Please revise to disclose the nature of the funding costs and how you determined that it was appropriate to record expenses related to foreclosed assets in the cost of funds.

CFC Response: CFC formed wholly owned subsidiaries to hold and operate foreclosed assets received in negotiated or bankruptcy settlements. The subsidiary holding foreclosed assets (which included loan notes) was funded by a loan from CFC. The funding cost at the subsidiary level is eliminated as an inter-company transaction in consolidation with CFC. Thus there is no funding cost included in the results of operations of foreclosed assets. We included disclosure in the foreclosed asset footnote regarding the amount of CFC's total funding cost associated with the foreclosed assets so that investors could determine the net return as a result of holding the foreclosed assets. There is no amount transferred from the results of operations of foreclosed assets to the cost of funds.

5. Please revise this footnote to disclose the related terms and conditions for the line of credit classified as long-term debt, including the payment terms and any callable features of the debt. In addition, disclose your basis for characterizing debt as long-term considering that you do not have a classified balance sheet.

CFC Response: CFC plans to discontinue the practice of reclassifying an amount of short-term debt as long-term based on its revolving credit agreements beginning with its May 31, 2006 Form 10-K. In the financial statements included as part of all future periodic reports filed with the SEC, CFC will present a balance sheet with separate lines for short-term debt due in less than one year and long-term debt. While CFC does not present a classified balance sheet, it believes that disclosing on the face of the balance sheet debt maturing in less than one year represents useful information for its investors.

6. Please provide the following information related to your interest rate swaps designated as cash flow hedges:
* Tell us if you are using the matched terms method of assessing hedge effectiveness as described in paragraph 65 of SFAS 133;
* If you are using the matched terms method of assessing hedge effectiveness as described in paragraph 65 of 133, tell us how you considered differences in counterparty creditworthiness in determining that there was no ineffectiveness related to your interest rate swaps.

CFC Response: CFC currently has no interest rate swaps that qualify for hedge accounting. Previously, CFC had classified interest rate swaps as effective hedges based on paragraph 68 of SFAS 133. Under paragraph 68 of SFAS 133, CFC was allowed to assume perfect effectiveness.

7. Considering the significance of guarantees to your operations, please revise your disclosure to provide a roll forward for each period presented for both the total amount of possible liabilities under your guarantees and the estimated liability recorded in your financial statements.

CFC Response: Beginning with the financial statements included in the May 31, 2006 Form 10-K, CFC will add a roll forward for the guarantee liability recorded on its balance sheet to the footnotes.

* * *
In filing this response, CFC acknowledges that:

* CFC is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* CFC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact Steven Slepian, Controller, at 703-709-6786 or Robert Geier, Assistant Controller - External Reporting, at 703-709-6716 if you have any further comments or questions.

Sincerely,

/s/ Steven L. Lilly
Steven L. Lilly
Senior Vice President and Chief Financial Officer